UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Aegean Marine Petroleum Network Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y0017S 10 2
(CUSIP Number)

Peter C. Georgiopoulos
c/o Aegean Marine Petroleum Network Inc.
299 Park Avenue
New York, New York 10171
(212) 763-5637

with a copy to

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attn: Gary J. Wolfe
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
________
*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y0017S 10 2

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter C. Georgiopoulos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

4,795,250

	8.	SHARED VOTING POWER

0

	9.	SOLE DISPOSITIVE POWER

4,795,250

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,795,250

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y0017S 10 2

Explanatory Note:

The purpose of this Amendment No. 3 to Schedule 13D is to report (i) the release of the 4,205,250 common shares of the Issuer that were held as security for the demand promissory note between the Reporting Person and Leveret International Inc., which is described in more detail in the Schedule 13D/A that was filed with the U.S. Securities and Exchange Commission (the "Commission") on August 18, 2011 and (ii) the concurrent pledge of those shares by the Reporting Person in favor of a registered broker-dealer with whom the shares have been deposited in a margin account.

Item 1.	Security and Issuer.

There are no material changes from the Schedule 13D/A that was filed with the Commission on August 18, 2011.

Item 2.	Identity and Background.

There are no material changes from the Schedule 13D/A that was filed with the Commission on August 18, 2011.

Item 3.	Source and Amount of Funds or Other Consideration.

There are no material changes from the Schedule 13D/A that was filed with the Commission on August 18, 2011.

Item 4.	Purpose of Transaction.

There are no material changes from the Schedule 13D/A that was filed with the Commission on August 18, 2011.

Item 5.	Interest in Securities of the Issuer.

There are no material changes from the Schedule 13D/A that was filed with the Commission on August 18, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person entered into a loan agreement with Leveret International Inc. (“Leveret”), which is described in more detail in the Schedule 13D/A that was filed with the Commission on August 18, 2011.  The loan was secured by, among other things, 4,205,250 common shares of the Issuer held by the Reporting Person.  On December 13, 2011, the common shares that served as the security under the loan agreement were released by Leveret, concurrently with a pledge of those shares by the Reporting Person in favor of a registered broker-dealer with whom the shares have been deposited in a margin account.

Leveret may demand the repledge of those shares in certain circumstances.  However, such repledge would require the consent of the registered broker-dealer holding the margin account.

Other than as described above in this Item 6., there are no material changes from the Schedule 13D/A that was filed with the Commission on August 18, 2011.

Item 7.	Material to be Filed as Exhibits.

No.	Exhibit

1.	Form of Restricted Share Award Agreement by and among Aegean Marine Petroleum Network Inc. and Peter C. Georgiopoulos. *

2.
Demand Promissory Note by and among Leveret International Inc. and Peter C. Georgiopoulos, dated as of May 21, 2010 and Stock Purchase Agreement by and among Leveret International Inc. and Peter C. Georgiopoulos, dated as of May 17, 2010. *

3	Demand Promissory Note and Security Agreement by and between Leveret International Inc. and Peter C. Georgiopoulos dated as of August 10, 2011. *

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 2011
(Date)

PETER C. GEORGIOPOULOS

/s/ Peter C. Georgiopoulos
Name: Peter C. Georgiopoulos

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).